Filed by: METRO INC.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: The Jean Coutu Group (PJC) Inc.

Form F-8 File No.: 333-221208

On April 23, 2018 at 7:03 PM eastern standard time, METRO INC. (“METRO”) first used or made available the following communication:

1.	In a press release dated April 23, 2018, METRO announced that it received Canadian Competition Bureau authorization to proceed with the acquisition of the Jean Coutu Group (PJC) Inc.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Offering Circular and related Documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Acquisition to US holders of Jean Coutu Group shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the Jean Coutu Group shares or an offer to sell or a solicitation of an offer to buy METRO shares.

[Materials begin on the following page]

Press Release

For Immediate Distribution

METRO receives Competition Bureau authorization to proceed with the acquisition of the Jean Coutu Group

•	The combination will create a new $16-billion retail leader.

•	The Jean Coutu Group will become a wholly owned subsidiary of METRO, combining all of its operations in the pharmaceutical sector.

•	The transaction is expected to close on May 11, 2018.

Montréal, April 23, 2018 – METRO INC. (“METRO”) (TSX: MRU) and The Jean Coutu Group (PJC) Inc. (the “Jean Coutu Group”) (TSX: PJC.A) announced today that the Competition Bureau has authorized the transaction announced on October 2, 2017, pursuant to which METRO will acquire the shares of the Jean Coutu Group. The transaction is expected to close on May 11, 2018.

“We are pleased that this important step has been taken towards creating a new retail leader in Quebec. We are looking forward to welcoming the employees and pharmacist owners of the Jean Coutu Group to our team and together better serve our customers for all their food, pharmacy and health and beauty needs,” said Eric R. La Flèche, President and Chief Executive Officer of METRO.

As part of its agreement with the Competition Bureau disclosed today, METRO will divest all of its rights in 10 pharmacies located in the following cities: Amos, Baie Saint-Paul, Berthierville, Carleton-Sur-Mer, Coaticook, Disraeli, La Baie et La Sarre. The list of pharmacies published pursuant to such agreement is attached to this press release. No pharmacy will close as a result of these divestitures. Throughout this process, METRO will continue to offer the same product and service quality to these pharmacies.

About the transaction

METRO will acquire the shares of the Jean Coutu Group (the “Jean Coutu Group Shares”) by way of an amalgamation (the “Amalgamation”) for $24.50 per Jean Coutu Group Share, representing a total consideration of approximately $4.5 billion (the “Transaction”). The entity resulting from the Amalgamation (“Amalco”) will be a wholly owned subsidiary of METRO.

A detailed description of the Transaction is set forth in the Jean Coutu Group management information circular dated October 26, 2017 (the “Circular”). Shareholders can obtain a copy of the Circular as filed with the Canadian securities regulatory authorities at www.SEDAR.com.

Closing Date and Election Date

METRO and the Jean Coutu Group have chosen May 11, 2018 as the closing date for the Transaction. As a result, the Election Deadline (as such term is defined in the Circular referred to below) for shareholders to elect the form of the consideration they wish to receive will be May 2, 2018.

Election of Consideration

Jean Coutu Group shareholders may elect to receive either (i) one redeemable preferred share in the capital of Amalco, which will be redeemed immediately after the Amalgamation by Amalco in consideration for $24.50 in cash (the “Cash Consideration”), or (ii) 0.61006 of a METRO common share (the “Share Consideration”) for each Jean Coutu Group Share. Shareholders may only elect to receive Cash Consideration or Share Consideration for all their Jean Coutu Group Shares; shareholders may not elect to receive a combination of cash and shares. However, any election by a shareholder is subject to proration and rounding, such that 75% of the aggregate consideration to be paid to Jean Coutu Group shareholders will be in cash and 25% of the aggregate consideration will be in METRO common shares. Therefore, shareholders may ultimately receive a combination of cash and METRO common shares by operation of the proration provisions of the Transaction.

Election Deadline Announced

Registered shareholders may make an effective election as to the form of the consideration by depositing with Computershare Trust Company of Canada, by 5:00 p.m. (Montréal time) on May 2, 2018, a duly completed letter of transmittal and election form indicating their election, together with the certificates (if applicable) representing their Jean Coutu Group Shares. The letter of transmittal and election form that was previously mailed to registered Jean Coutu Group shareholders, and is also available on the Jean Coutu Group website at https://www.jeancoutu.com/en/corpo/investor-relations/financial-information/special-meeting-of-shareholders/ and on www.SEDAR.com or by contacting Computershare Trust Company of Canada, explains how registered shareholders can deposit their Jean Coutu Group Shares, elect the form of consideration they wish to receive and obtain payment for their Jean Coutu Group Shares once the Transaction is completed. Any questions regarding receipt of the Cash Consideration or Share Consideration, including any request for another copy of the letter of transmittal and election form, should be directed to Computershare Trust Company of Canada by phone at 1-800-564-6253 (toll free in North America) or 514-982-7555 (collect calls not accepted) or by email at corporateactions@computershare.com. Shareholders who wish to avail themselves of the Holdco Alternative (as such term is defined in the Circular) should also contact Computershare Trust Company of Canada. A separate letter of transmittal and election form will be made available for Qualifying Holdco Shareholders (as such term is defined in the Circular) who have elected to avail themselves of the Holdco Alternative.

Non-registered shareholders that hold Jean Coutu Group Shares through an intermediary, such as a broker, investment dealer, bank or trust company, should carefully follow the instructions and deadlines from the intermediary that holds shares on their behalf and should contact such intermediary with any questions about their election. Shareholders who may have made an election through an intermediary prior to the date of this news release may wish to contact their intermediary prior to the Election Deadline to verify that their election has been made properly.

Any Jean Coutu Group shareholder who fails to deposit an election form or to properly make an election prior to 5:00 p.m. (Montréal time) on May 2, 2018 will be deemed to have elected to receive, for each Jean Coutu Group Share, the Cash Consideration, subject to proration and rounding. The Jean Coutu Group recommends that shareholders take the necessary steps to ensure that their letter of transmittal and election form is returned to Computershare Trust Company of Canada by 5:00 p.m. (Montréal time) on May 2, 2018. There can be no guarantee that Canada Post or a courier service will be able to deliver the letter of transmittal and election form and enclosures by such time. Jean Coutu Group shareholders using one of these delivery services do so at their own risk.

About METRO INC.

With annual sales of $12.8 billion and over 65,000 employees, METRO INC. is a leader in food and pharmaceutical distribution in Québec and Ontario, where it operates a network of more than 600 food stores under several banners including Metro, Metro Plus, Super C and Food Basics, as well as over 250 drugstores under the Brunet, Metro Pharmacy and Drug Basics banners.

About The Jean Coutu Group (PJC) Inc.

The Jean Coutu Group is one of the most trusted names in Canadian pharmacy retailing. The Corporation operates a network of 419 franchised stores in Québec, New Brunswick and Ontario under the banners of PJC Jean Coutu, PJC Clinique, PJC Santé and PJC Santé Beauté, and employs more than 20,000 people. Furthermore, the Jean Coutu Group owns Pro Doc Ltd (“Pro Doc”), a Québec-based subsidiary and manufacturer of generic drugs.

Forward-Looking Statements

This press release includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of METRO or the Jean Coutu Group may constitute forward-looking statements within the meaning of the Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “project,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms, variations of them, similar terminology or the use of future tenses. These forward-looking statements are not facts or guarantees of future performance, but only reflections of estimates and expectations of Jean Coutu Group’s and METRO’s management and involve a number of risks, uncertainties, and assumptions.

Although METRO and the Jean Coutu Group each believe that these statements are based on information and assumptions that are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to differ materially from the expectations of Jean Coutu Group’s or METRO’s management as set forth in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties discussed in (i) for METRO, the “Risk Management” section of the 2017 Annual Report filed with Canadian securities regulatory authorities, and (ii) for the Jean Coutu Group, its Annual Information Form under “Risk Factors” and also in the “Critical accounting estimates,” “Risks and uncertainties” and “Strategies and outlook” sections of the Jean Coutu Group’s annual management’s discussion and analysis for fiscal year ended March 4, 2017, filed with Canadian securities regulatory authorities. More particularly and without limitation, this press release contains forward-looking statements and information concerning: statements or implications about the anticipated benefits of the Transaction to METRO, the Jean Coutu Group and their respective shareholders, employees and pharmacists including future financial and operating results, METRO’s or Jean Coutu Group’s plans, objectives, expectations and intentions as well as the anticipated timing for the completion of the Transaction.

In respect of the forward-looking statements and information concerning the anticipated benefits of the proposed Transaction and the anticipated timing for the completion of the Transaction, METRO and the Jean Coutu Group, as the case may be, have provided such in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of the parties to satisfy, in a timely manner, all conditions to the closing of the Transaction; and other expectations and assumptions concerning the Transaction. The anticipated timing for the completion of the Transaction may change for a number of reasons. Although METRO and the Jean Coutu Group, as the case may be, believe that the expectations reflected in these forward-looking statements are reasonable, they can give no assurance that these expectations will prove to have been correct. Accordingly, investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

In respect of the anticipated benefits of the proposed Transaction, while the list below of cautionary statements is not exhaustive, some important factors that could affect METRO’s ability to achieve the results either expressed or implied by these forward-looking statements including, but not limited to, changes in the legislation or the regulatory environment as it relates to the sale of prescription drugs and pharmacy activities, the success of METRO’s business model, changes in laws and regulations, or in their interpretations, changes to tax regulations and accounting pronouncements, the cyclical and seasonal variations in the industry in which the combined business would operate, the intensity of competitive activity in the industry in which the combined business would operate, the supplier and brand reputations, the combined business’ ability to attract and retain pharmacists, labour disruptions, including possible strikes and labour protests, the accuracy of management’s assumptions and other factors that are beyond METRO’s control.

Risks and uncertainties inherent in the nature of the Transaction include without limitation the failure to satisfy the conditions to the completion of the Transaction, in a timely manner, or at all; significant transaction costs or unknown liabilities; failure to realize the expected benefits of the Transaction; and

general economic conditions. Failure to satisfy the conditions to or complete the Transaction, may result in the Transaction not being completed on the proposed terms, or at all. There can be no assurance that the anticipated strategic benefits and operational, competitive and cost synergies resulting from the Transaction will be realized. In addition, if the Transaction is not completed, and the Jean Coutu Group continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of substantial resources of the Jean Coutu Group to the completion of the Transaction could have an impact on Jean Coutu Group’s business and strategic relationships (including with future and prospective employees, pharmacy owners, customers, distributors, suppliers and partners), operating results and businesses generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Jean Coutu Group. Furthermore, the failure of the Jean Coutu Group to comply with the terms of the combination agreement may, in certain circumstances, result in the Jean Coutu Group being required to pay a fee to METRO, the result of which could have a material adverse effect on Jean Coutu Group’s financial position and results of operations and its ability to fund growth prospects and current operations.

The forward-looking statements contained in this press release are expressly qualified in their entirety by the foregoing cautionary statements. All such forward-looking statements are based upon data available as of the date of this press release or other specified date and speak only as of such date. The Jean Coutu Group and METRO each expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

NO OFFER OR SOLICITATION

This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Jean Coutu Group Shares or an offer to sell or a solicitation of an offer to buy METRO shares.

NOTICE TO U.S. HOLDERS

METRO has filed a registration statement on Form F-8, including the Circular and related documents, with the United States Securities and Exchange Commission (“SEC”) in respect of shares of METRO to be offered or issued in the Transaction to U.S. holders of Jean Coutu Group Shares. INVESTORS AND SHAREHOLDERS ARE URGED TO READ SUCH REGISTRATION STATEMENT AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You are able to obtain a free copy of such registration statement, as well as other related filings, at the SEC’s website (www.sec.gov) or from METRO, attention Corporate Secretary.

Information:

Marie-Claude Bacon

Senior Director, Corporate Affairs

METRO INC.

(514) 643-1086

mbacon@metro.ca

METRO will divest all of its rights in the following pharmacies:

City	Pharmacies
Amos	82 1st Avenue East (Brunet)
641 4th Avenue West (Brunet Clinique)
Berthierville	550 Frontenac Street (Brunet)
Baie-St-Paul	1020 Monseigneur-de-Laval Boulevard (Brunet)
Carleton-sur-Mer	674 Perron Boulevard (Brunet)
Coaticook	65 Wellington Street (Brunet)
Disraeli	400 Champlain Avenue (PJC)
La Baie	2100 Bagot Street (Brunet)
435 Albert Street (Brunet)
La Sarre	255 3rd Street East (Brunet)